Upholstery International, Inc.

8005 W. 183rd Street, Ste E,

Tinley Park, IL, 60423

Tel #   708-372-2726

ken@kenscustomupholstery.com

www.upholsteryinternational.com

August 15, 2014

United States

Security & Exchange Commission

Division of Corporate Finance

Attn: Emily Drazen, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re: Upholstery International Inc.

Registration statement on Form S-1A2

File No: 333-195209

Enclosed is our response to your comments of August 8, 2014. As per your request attached you will find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at Telephone: 708-372-2726 or ken@kenscustomupholstery.com

Sincerely;

s/s__________

Ken Kovie

President

1

Prospectus Cover Page, page 3

1.	Please reconcile your disclosure on the prospectus cover page that the offering period will be 120 days with the disclosure on pages 6, 7 and 19 that the offering period will be 90 days.

Response: reconciled

Item 3. Summary Information, page 5

2.	Please clarify throughout the prospectus, including in the first paragraph on page 5, that the company owns one upholstery store.

Response: revised

Summary of Financial Information, pages 8 and 9

3.	We note your response to comment 4. However, it does not appear the revisions have been made. Please provide the selected financial information including revenues, operating expenses, operating income (loss), and net income (loss) per Item 301 of Regulation S-K for all periods presented in your statements of operations. Also, please provide the equity section at each balance sheet date.

Response: revised

Item 4. Use of Proceeds, page 16

4.	We note your response to prior comment 6. Please provide a narrative discussion that explains how the amounts allocated for each purpose will or will not advance your business plan at each level of proceeds. For example, specifically explain how the particular allocation of minimum proceeds of $7,500,000 will allow you to “move forward with our business plan slowly but surely.”

Response: revised

5.	We note your response to comment 7 and don’t believe it addresses the minimum amounts needed to address specified purposes. Please expand on your discussion of the minimum amounts needed to accomplish specified purposes of your business plan for which the proceeds are to be obtained per Item 504 of Regulation S-K. Please reference Instruction 3 of Item 504 of Regulation S-K.

Response: revised

Item 6. Dilution, page 17

6.	Update your dilution disclosure to be as of the most recent balance sheet date. Also, clarify on page 17 that there is a net tangible deficit per share, not book value.

Response: revised

7.	Please expand your dilution information to address the impact on investors if less than 100% of the offered shares are sold, similar to the disclosure provided under Use of Proceeds.

Response: revised

Item 10. Information with Respect to the Registrant, page 23

8.	We note the new disclosure you added as the second paragraph on page 23. Please clarify whether you currently make new furniture. If not, please discuss your current business first – your sole upholstery store in Illinois. You may then discuss the aspirational aspects of your business plan under a separate heading, detailing the steps, time, costs and hurdles before you begin such proposed operations.

Response: revised

9.	With respect to your acquisition plan, please discuss what “initial minimum financial requirements” you are looking for in target companies and in what geographic areas you intend to limit your search.

Response: revised

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012 Note 8. Credit Cards Payable, page F-9

10.	We note your response to comment 13. Please disclose the business purpose, the total credit availability, and the guarantor under your credit card arrangements at December 31, 2013.

Response: We have added the requested disclosures to Note 8 of the consolidated financial statements for the years ended December 31, 2013 and 2012.

Management’s Discussion and Analysis, page 26 Capital Resources and Liquidity, page 26

11.	We note your response to comment 18. Please revise to disclose the maximum amount you may borrow and the amounts understanding under your credit arrangements. Please delete the individual credit arrangements and balances outstanding.

Response: We have a maximum credit line of $50,000; we currently owe $34,798 leaving a balance of $15,202 we can draw on.

12.	You disclose on pages 11 and 26 that you entered into an agreement with Lambert Private Equity, LLC on April 4, 2014, for Lambert Private Equity to invest up to $45 million to purchase your common stock. The agreement you filed as Exhibit 99.2 (Lambert Agreement) is a subscription agreement dated December 17, 2013 between you and Lambert Private Equity for Lambert Private Equity to invest up to $10 million to purchase your common stock. Please explain this discrepancy. We may have further comments once the correct agreement and/or disclosure is provided.

Response: revised

13.	Please revise your disclosure regarding your agreement with Lambert Private Equity to write it in plain English. Avoid copying legalistic language directly from, and referencing sections of, the legal document. Instead, summarize in plain language the material terms of the agreement and explain how it will operate. Explain how likely it is that the company will receive the full investment, highlighting any limitations and how they will operate. Disclose the purchase price for the shares. Specify any conditions to Lambert Private Equity’s obligation to purchase the shares pursuant to the agreement. Also disclose each party’s termination rights under the agreement and any ongoing covenants.

Response: On December 17th, 2014 Upholstery International, Inc signed an agreement with Lambert Private Equity, LLC., which is a voluntary agreement on the part of Upholstery International, Inc. That is, according to the Agreement, in the event that Upholstery International, Inc is actually trading on an agreed upon exchange, after a 30 day trading period, in which price and volume are established, Upholstery International, Inc, may seek a draw down wherein Lambert, using the 30 day price trading average, would purchase up to $1,000,000.00 of Upholstery Internationals Stock per draw down at a 10% discount from the established price.

This would cause a dilution to existing shareholders. Consequently, Upholstery International, Inc will utilize the Lambert Agreement only when and if absolutely necessary to meet financial demands. As an inducement to Lambert to enter into this Agreement, Upholstery International, Inc has issued 80,000 Shares, representing a fee of 2% the total Commitment of $10,000,000.00

Upholstery International’s agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights. Lambert Private Equity holds shares within Upholstery International, Inc per a commitment fee and will not be able to add additional funding if the company holds more than 4.9% ownership. Further, there is no assurance that Lambert will provide funding if needed nor that Upholstery International, Inc will need to activate the agreement.

14.	We note your response to prior comment 1 and the revised disclosure on pages 11 and 26. On page 11 your disclosure indicates that 80,000 shares have been issued to Lambert Private Equity as a commitment fee for the subscription agreement. However, on page 26 you state that 200,000 shares have been issued. Please reconcile your disclosure

Response: revised

15.	Please tell us and disclose the timing for when Lambert Private Equity, LLC (Lambert) will make its investments, if any, and your proposed accounting to issue 200,000 shares for Lambert’s Commitment Fee for the Agreement.

Response: On December 17th, 2014 Upholstery International, Inc signed an agreement with Lambert Private Equity, LLC., which is a voluntary agreement on the part of Upholstery International, Inc. That is, according to the Agreement, in the event that Upholstery International, Inc is actually trading on an agreed upon exchange, after a 30 day trading period, in which price and volume are established, Upholstery International, Inc, may seek a draw down wherein Lambert, using the 30 day price trading average, would purchase up to $1,000,000.00 of Upholstery Internationals Stock per draw down at a 10% discount from the established price.

This would cause a dilution to existing shareholders. Consequently, Upholstery International, Inc will utilize the Lambert Agreement only when and if absolutely necessary to meet financial demands. As an inducement to Lambert to enter into this Agreement, Upholstery International, Inc has issued 80,000 Shares, representing a fee of 2% the total Commitment of $10,000,000.00

Upholstery International’s agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights. Lambert Private Equity holds shares within Upholstery International, Inc per a commitment fee and will not be able to add additional funding if the company holds more than 4.9% ownership.

Further, there is no assurance that Lambert will provide funding if needed nor that Upholstery International, Inc will need to activate the agreement.

16.	Based upon the agreement with Georgia Peaches, LLC filed as Exhibit 99.3, please revise your disclosure to clarify the following:

·	The $70,000 loan is between Ken’s Custom Upholstery, Inc. and Georgia Peaches, LLC;
·	Ken’s Custom Upholstery received net proceeds of $60,000 pursuant to the loan agreement with Georgia Peaches due to the requirement to immediately pay Georgia Peaches’ legal counsel $10,000 from the loan proceeds;
·	The loan is due the earlier of November 15, 2014 or seven calendar days after “Borrower has been first listed on a stock exchange in connection with Borrower’s initial public offering.” Clarify whether this would include quotation of Upholstery International’s common stock on an over-the-counter quotation system rather than an exchange;
·	The loan is guaranteed by Ken Kovie;
·	The loan is secured, if true, by all the assets of Ken’s Custom Upholstery; and
·	Georgia Peaches received a warrant to purchase 350,000 shares of common stock. Disclose the material terms of the warrant.

Response: see page 40

Security Ownership of Certain Beneficial Owners and Management, page 31

17.	We note your disclosure on page 33 that Pathways Financial LLC received 6,000,000 shares on December 26, 2013. Based off the current shares issued and outstanding it would appear that Pathways Financial LLC owns more than 5% of your outstanding shares. Please revise your beneficial ownership table to include Pathways Financial LLC.

Response: revised

Certain Relationships and Related Transactions, page 32

18.	We note your response to prior comment 23. You still disclose loans made by Mr. Kovie in Note 7 to the financials page F-9. Please revise your disclosure on page 32 to include the information required by Item 404 of Regulation S-K.

Response: revised

Item 15. Recent Sales of Unregistered Securities, page 33

19.	We note your response to prior comment 24 and amended disclosure on page 33 regarding recent sales of unregistered securities. However, all the information required by Item 701 of Regulation S-K is still not included. Please revise your disclosure to include all information required by Item 701.

Response: revised